UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Inland Real Estate Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

457461200

(CUSIP Number)

Roberta S. Matlin

Director and Senior Vice President

Inland Real Estate Investment Corporation

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457461200		13D/A

1	Names of Reporting Person Daniel L. Goodwin

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO, PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,588,117(1)(2)

	8	Shared Voting Power 9,228,244(1)(3)

	9	Sole Dispositive Power 3,000(1)(2)

	10	Shared Dispositive Power 11,816,361(1)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,819,361(1)(2)(3)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.7%(4)

14	Type of Reporting Person HC, IN

(1) The number of shares reported as beneficially owned is as of December 23, 2015.

(2)  This number includes options to purchase 3,000 shares that are exercisable within 60 days of December 14, 2015.

(3) This number includes shares beneficially owned directly and indirectly by The Inland Group, Inc., including (a) shares directly owned by Inland Investment Stock Holding Corporation and other indirect wholly-owned subsidiaries of The Inland Group, Inc. and (b) shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of clients (including Mr. Goodwin, The Inland Group, Inc., Inland Real Estate Investment Corporation and one of the indirect wholly-owned subsidiaries of The Inland Group, Inc. that is not itself a Reporting Person (as hereinafter defined)) that own shares of the Issuer’s common stock.  Certain of the indirect wholly-owned subsidiaries of The Inland Group, Inc., including Inland Investment Stock Holding Corporation, are wholly-owned subsidiaries of Inland Real Estate Investment Corporation, which itself is an indirect wholly-owned subsidiary of The Inland Group, Inc.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

(4) The percentage is calculated based on a total of 100,597,813 of the Issuer’s shares of common stock, outstanding as of December 8, 2015, as represented by the Issuer in the Merger Agreement (as hereinafter defined).

CUSIP No. 457461200		13D/A

1	Names of Reporting Person The Inland Group, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,231,245(1)(2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,816,361(1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,816,361(1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.7%(3)

14	Type of Reporting Person CO, HC

(1) The number of shares reported as beneficially owned is as of December 23, 2015.

(2) This number includes shares beneficially owned directly and indirectly by The Inland Group, Inc., including (a) shares directly owned by Inland Investment Stock Holding Corporation and other indirect wholly-owned subsidiaries of The Inland Group, Inc. and (b) shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of clients (including Mr. Goodwin, The Inland Group, Inc., Inland Real Estate Investment Corporation and one of the indirect wholly-owned subsidiaries of The Inland Group, Inc. that is not itself a Reporting Person) that own shares of the Issuer’s common stock.  Certain of the indirect wholly-owned subsidiaries of The Inland Group, Inc., including Inland Investment Stock Holding Corporation, are wholly-owned subsidiaries of Inland Real Estate Investment Corporation, which itself is an indirect wholly-owned subsidiary of The Inland Group, Inc.

(3) The percentage is calculated based on a total of 100,597,813 of the Issuer’s shares of common stock, outstanding as of December 8, 2015, as represented by the Issuer in the Merger Agreement.

CUSIP No. 457461200		13D/A

1	Names of Reporting Person Inland Real Estate Investment Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,349,228(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,349,228(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,349,228(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.3%(2)

14	Type of Reporting Person CO, HC

(1) The number of shares reported as beneficially owned is as of December 23, 2015.  This number consists of shares directly owned by certain wholly-owned subsidiaries of Inland Real Estate Investment Corporation, including Inland Investment Stock Holding Corporation.

(2) The percentage is calculated based on a total of 100,597,813 of the Issuer’s shares of common stock, outstanding as of December 8, 2015, as represented by the Issuer in the Merger Agreement.

CUSIP No. 457461200		13D/A

1	Names of Reporting Person Inland Investment Stock Holding Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,212,118(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,212,118(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,212,118(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.2%(2)

14	Type of Reporting Person CO

(1) The number of shares reported as beneficially owned is as of December 23, 2015.

(2) The percentage is calculated based on a total of 100,597,813 of the Issuer’s shares of common stock outstanding as of December 8, 2015, as represented by the Issuer in the Merger Agreement.

CUSIP No. 457461200		13D/A

1	Names of Reporting Person Inland Investment Advisors, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 425,733(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,643,758(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,643,758(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.6%(2)

14	Type of Reporting Person CO

(1) The number of shares reported as beneficially owned is as of December 23, 2015.  This number includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of Adviser Clients (as hereinafter defined) (excluding the Shares owned directly by Mr. Goodwin, The Inland Group, Inc. and one of the indirect wholly-owned subsidiaries of The Inland Group, Inc. that is an Adviser Client) that own shares of the Issuer’s common stock.

(2) The percentage is calculated based on a total of 100,597,813 of the Issuer’s shares of common stock, outstanding as of December 8, 2015, as represented by the Issuer in the Merger Agreement.

CUSIP No. 457461200	13D/A

This Amendment No. 4 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Daniel L. Goodwin, The Inland Group, Inc., Inland Real Estate Investment Corporation, Inland Investment Stock Holding Corporation and Inland Investment Advisors, Inc. (collectively, the “Reporting Persons”) with the SEC on February 6, 2009 (the “Initial Statement” and, together with Amendment No. 1 filed with the SEC on June 9, 2009, Amendment No. 2 filed with the SEC on June 7, 2010, Amendment No. 3 filed with the SEC on February 13, 2012 and this Amendment, the “Schedule 13D”), in connection with Inland Real Estate Corporation, a Maryland corporation (the “Issuer”), to report, among other things, each of the Reporting Persons’ entry into the Voting Agreement (as defined in Item 3 below).  Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Initial Statement or one of the previous amendments, as applicable.

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

On December 14, 2015, in connection with the execution of the Merger Agreement (as defined in Item 4 below) and as an inducement to the Parent Parties (as defined in Item 4 below), Mr. Goodwin entered into a voting agreement with the Parent Parties (the “Voting Agreement”).  Pursuant to the Voting Agreement, Mr. Goodwin, among other things, (a) agreed to vote his shares of common stock, par value $0.01 per share, of the Issuer (“Shares”), in favor of the Merger and the Merger Agreement (each as defined in Item 4 below) and against certain actions that could adversely affect the consummation of the Merger, (b) granted an irrevocable proxy to Parent (as defined below) to vote his Shares in accordance with such agreement (if he does not so vote his Shares), and (c) agreed not to sell or otherwise transfer any of his Shares during the term of the Voting Agreement (subject to specified exceptions).  The Voting Agreement terminates upon termination of the Merger Agreement and upon other events specified in the Voting Agreement.

On December 14, 2015, Mr. Goodwin also advised DRA Advisors LLC, manager of the Parent Parties, that he would recommend that the entities of which he is a control person that hold Shares over which he is deemed the beneficial owner sign the Voting Agreement.  On December 23, 2015, The Inland Group, Inc. (which directly holds 9,091 Shares as of December 14, 2015) and its indirect wholly-owned subsidiaries, IMIC Stock Holding Corporation (which directly holds 240,018 Shares as of December 14, 2015), Partnership Ownership Corporation (which directly holds 137,110 Shares as of December 14, 2015) and Inland Investment Stock Holding Corporation (which directly holds 7,212,118 Shares as of December 14, 2015) signed the Voting Agreement, as recommended by Mr. Goodwin.  See Item 5 below.

The Parent Parties did not pay any monetary consideration to any of the Reporting Persons in connection with their execution and delivery of the Voting Agreement.

CUSIP No. 457461200	13D/A

The foregoing description of the Voting Agreement is not complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed herewith as Exhibit 7.9 and is incorporated herein by reference.

Item 4.                                 Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

The purpose of the Voting Agreement was to induce DRA Growth and Income Fund VIII, LLC, a Delaware limited liability company (“Parent”), and DRA Growth and Income Fund VIII (A), LLC, a Delaware limited liability company (together with Parent, the “Parent Parties”), along with Midwest Retail Acquisition Corp., a Maryland corporation and an indirect wholly-owned subsidiary of the Parent Parties (“Merger Sub”), to enter into the Agreement and Plan of Merger, dated as of December 14, 2015, with the Issuer (the “Merger Agreement”). The Merger Agreement provides for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving as a wholly-owned subsidiary of the Parent Parties (the “Surviving Entity”), pursuant to the terms and subject to the conditions set forth in the Merger Agreement.  At the effective time of the Merger, each outstanding Share would be converted into the right to receive $10.60 in cash without any interest thereon, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the Maryland General Corporation Law.  The board of directors of the Issuer (including Mr. Goodwin) unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Item 5.                                 Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a)                                 See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.  Inland Investment Advisors, Inc., an Illinois corporation (the “Adviser”) makes decisions as to dispositions of the Shares held in the discretionary accounts of the clients of Adviser that own Shares (“Adviser Clients”) by means of a committee composed of three of the directors of Adviser.  No one officer or director of any of the Reporting Persons, with the exception of Mr. Goodwin, has the ability to direct the disposition of the Shares.

(b)                                 See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which that Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with each of the Adviser Clients with respect to the Shares in their respective accounts.

CUSIP No. 457461200	13D/A

(c)                                  None of the Reporting Persons has effected any transaction in the Shares during the past 60 days other than the acquisition on November 17, 2015 under the Issuer’s Dividend Reinvestment Plan of (i) 63,901 Shares directly by Daniel L. Goodwin, (ii) 42,688 Shares indirectly by Mr. Goodwin and The Inland Group, Inc. through an indirect wholly-owned subsidiary of The Inland Group, Inc. and (iii) 151 Shares indirectly by Mr. Goodwin, The Inland Group, Inc. and the Adviser through a discretionary account of the Adviser that is not itself a Reporting Person, in each case, at a purchase price of $8.667 per Share.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth and/or incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Item 7.                                 Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following as Exhibit 7.9:

Exhibit 7.9                                     Voting Agreement, dated as of December 14, 2015, by and among Daniel L. Goodwin, Eagle I Financial Corp., The Inland Group, Inc., IMIC Stock Holding Corporation, Partnership Ownership Corporation, Inland Investment Stock Holding Corporation, DRA Growth and Income Fund VIII, LLC and DRA Growth and Income Fund VIII (A), LLC.

CUSIP No. 457461200	13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2015

DANIEL L. GOODWIN

By:	/s/ Daniel L. Goodwin

THE INLAND GROUP, INC.

By:	/s/ Daniel L. Goodwin
Name:	Daniel L. Goodwin
Title:	President

INLAND REAL ESTATE INVESTMENT CORPORATION

By:	/s/ Roberta S. Matlin
Name:	Roberta S. Matlin
Title:	Senior Vice President

INLAND INVESTMENT STOCK HOLDING COMPANY

By:	/s/ Roberta S. Matlin
Name:	Roberta S. Matlin
Title:	President

INLAND INVESTMENT ADVISORS, INC.

By:	/s/ Roberta S. Matlin
Name:	Roberta S. Matlin
Title:	President

CUSIP No. 457461200	13D/A

Exhibit Index

Exhibit 7.9                                     Voting Agreement, dated as of December 14, 2015, by and among Daniel L. Goodwin, Eagle I Financial Corp., The Inland Group, Inc., IMIC Stock Holding Corporation, Partnership Ownership Corporation, Inland Investment Stock Holding Corporation, DRA Growth and Income Fund VIII, LLC and DRA Growth and Income Fund VIII (A), LLC.